NO ACT

12-19-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

09004134

Received SEC
FEB 0 6 2009
Washington, DC 20549

February 6, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-6-09

Alan L. Dye
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Re: General Dynamics Corporation
Incoming letter dated December 19, 2008

Dear Mr. Dye:

This is in response to your letters dated December 19, 2008, February 3, 2009, and February 5, 2009 concerning the shareholder proposal submitted to General Dynamics by John Chevedden. We also have received letters from the proponent dated January 5, 2009, January 8, 2009, February 4, 2009, and February 5, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 2 2009
THOMSON REUTERS

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

February 6, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Dynamics Corporation
Incoming letter dated December 19, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of General Dynamics' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that General Dynamics may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if General Dynamics omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which General Dynamics relies.

Sincerely,

Julie F. Bell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

February 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 General Dynamics (GD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This responds to the company December 19, 2008 no action request, supplemented on February 3, 2009 and February 5, 2009 regarding this rule 14a-8 proposal with the following text:

[GD: Rule 14a-8 Proposal, October 29, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

This is the same text as used in <u>AT&T Inc.</u> (January 28, 2009) which did not concur with AT&T:

[T: Rule 14a-8 Proposal, November 7, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

By contrast, <u>International Business Machines Corporation</u> (January 26, 2009), which was just cited by General Dynamics, used different wording.

Additionally, in reference to the company February 5, 2009 letter regarding a 25% threshold to call a special meeting, <u>AT&T Inc.</u> (January 28, 2009) stated:

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rue 14a-8(i)(10).

AT&T had also adopted a 25% threshold to call a special meeting. It thus seems that AT&T Inc. (January 28, 2009) is an exact precedent for General Dynamics in regard to (i)(10).

The following text is from the January 8, 2009 response to the General Dynamics no action request in regard to (i)(10):

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in its proposed ostensible right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (746 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 746 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced.

For these reasons and the earlier forwarded reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
David A. Savner <dsavner@generaldynamics.com>

January 28, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of AT&T's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Bell
Attorney-Adviser

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

February 5, 2009

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing to supplement our December 19, 2008 request that the staff concur in our view that General Dynamics may exclude from its 2009 proxy materials the above-referenced stockholder proposal (the "Proposal").

In our original letter, we outlined the bases for exclusion of the Proposal in reliance upon, among other rules, Rule 14a-8(i)(10). Specifically, we noted that the board of directors of General Dynamics was expected to approve, at its February 2009 meeting, an amendment to the Company's bylaws to permit certain of the Company's stockholders to call a special meeting of stockholders. In that letter we advised the staff that General Dynamics would notify the staff supplementally of the board's action on the proposed bylaw amendment.

We write to confirm that at a meeting held on February 4, 2009, the board of directors of General Dynamics approved an amendment to the Company's bylaws, a copy of which is attached as Exhibit A. The bylaw amendment as adopted by the board is unchanged from the proposed bylaw amendment attached as Exhibit 3 to our December 19, 2008 letter. Accordingly, we believe that for the reasons set forth in our original letter, the board's action has substantially implemented the Proposal and therefore the Proposal may be excluded as moot pursuant to Rule 14a-8(i)(10).

In addition, as set forth in our original letter and our letter dated February 3, 2009, the Proposal also is excludable under Rules 14a-8(i)(2), (i)(3) and (i)(6).

Sincerely,

Alan L. Dye

cc: David A. Savner
General Dynamics Corporation
John Chevedden

Exhibit A

GENERAL DYNAMICS

AMENDED AND RESTATED BYLAWS

of

GENERAL DYNAMICS CORPORATION
(As amended effective February 4, 2009)

ARTICLE I

OFFICES

SECTION 1. *Registered Office*. The registered office of General Dynamics Corporation (hereinafter called the Corporation) in the State of Delaware shall be at 1209 Orange Street, Wilmington, New Castle County, 19801. The registered agent of the Corporation in Delaware is The Corporation Trust Company.

SECTION 2. *Other Offices*. The Corporation may have such other offices in such places, either within or without the State of Delaware, as the Board of Directors of the Corporation (hereinafter called the Board) may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1. *Annual Meetings*. The annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of any other proper business shall be held on such date and at such time as shall be designated by resolution of the Board from time to time.

SECTION 2. *Special Meetings*. (a) A special meeting of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board or by the Board, but a special meeting may not be called by any other person or persons. Subject to Section 2(b), a special meeting of stockholders shall be called by the Board upon the receipt by the Secretary of the Corporation of a written request for a special meeting of stockholders (a "Special Meeting Request") by one stockholder of record owning at least ten percent (10%) or one or more stockholders of record of shares representing in the aggregate at least twenty-five percent (25%) in each case of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, voting as a single class. In determining whether Special Meeting Requests have met the requirements of this Section 2, multiple Special Meeting Requests will not be considered together if they relate to different items of business. Additionally, in order to be valid, all Special Meeting Requests must have been dated and delivered to the Secretary within sixty (60) days of the earliest dated Special Meeting Request. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

(b) *Stockholder Requested Special Meetings.* A Special Meeting Request shall be signed by each stockholder, or duly authorized agent, requesting the special meeting and shall set forth: (i) a brief description of each matter of business desired to be brought before the special meeting and the reasons for conducting such business at the special meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (iii) any material interest of each stockholder in the business desired to be brought before the special meeting, (iv) the name and address, as they appear on the Corporation's books, of each stockholder requesting the special meeting, (v) the class and number of shares of the Corporation which are owned by each stockholder requesting the special meeting, and (vi) any other information that is required to be set forth in a stockholder's notice required pursuant to Section 11(b) of Article II of these Bylaws and, if the purpose of the special meeting includes the appointment or election of one or more directors to the Board, Section 10(a)(ii) of Article II of these Bylaws.

A stockholder may revoke a Special Meeting Request at any time prior to the special meeting; provided however, that if any such revocations are received by the Secretary and, as a result of such revocation, the number of un-revoked Special Meeting Requests no longer represents at least the requisite number of shares entitling the stockholders to request the calling of a special meeting pursuant to Section 2(a), then the Board shall have the discretion to determine whether or not to proceed with the special meeting. If none of the stockholders who submitted the Special Meeting Request appear or send a qualified representative (as defined in Section 10(a)(ii) of Article II of these Bylaws) to present the proposal(s) or business submitted by the stockholders for consideration at the special meeting, such proposal(s) or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder(s).

A Special Meeting Request shall not be valid (and the Board shall have no obligation to call a special meeting in respect of such Special Meeting Request) if it relates to an item of business that is not a proper subject for stockholder action under applicable law.

The Board shall determine the place, if any, and fix the date and time, of any stockholder requested special meeting. The Board may submit its own proposal or proposals for consideration at a stockholder requested special meeting.

SECTION 3. *Place of Meeting.* All meetings of the stockholders shall be held at such place, within or without the State of Delaware, or at no place (but rather by means of remote communication) as shall from time to time be designated by the Board.

SECTION 4. *Notice of Meetings.* Except as otherwise expressly required by statute, the Certificate of Incorporation or these Bylaws, notice of each meeting of the stockholders shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting, by delivering a written notice thereof to each stockholder personally, by a method of electronic transmission consented to by the stockholder to whom the

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

February 4, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 General Dynamics (GD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This responds to the company December 19, 2008 no action request and February 3, 2009 supplement regarding this rule 14a-8 proposal with the following text:

[GD: Rule 14a-8 Proposal, October 29, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

This is the same text as used in AT&T Inc. (January 28, 2009) which did not concur with AT&T:

[T: Rule 14a-8 Proposal, November 7, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

By contrast, International Business Machines Corporation (January 26, 2009), which was just cited by General Dynamics, used different wording.

For these reasons and the earlier forwarded reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
David A. Savner <dsavner@generaldynamics.com>

January 28, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: AT&T Inc.
Incoming letter dated December 12, 2008

The proposal asks the board to take the steps necessary to amend the bylaws and each appropriate governing document to give holders of 10% of AT&T's outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(2). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that AT&T may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that AT&T may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Bell
Attorney-Adviser

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

February 3, 2009

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We are writing in response to the letters submitted to the staff by the Proponent dated January 5, 2009 and January 8, 2009[1], both addressing our request that the staff concur in our view that General Dynamics may exclude from its 2009 proxy materials the above-referenced shareholder proposal (the "Proposal").

The Proponent's letters contain numerous objections to the reasons set forth in our December 19, 2008 letter for General Dynamics' decision to exclude the Proposal from its proxy materials. None of those objections counters the justifications for exclusion of the Proposal set forth in our prior letter. In particular, the Proponent's letters do not attempt to clarify the confusing aspects of the Proposal that render it internally inconsistent and materially vague and misleading. As we pointed out in our letter, the Proposal is subject to numerous possible interpretations, such that neither the Company's stockholders in voting on the Proposal, nor General Dynamics in attempting to implement it, would be able to determine with any reasonable certainty what actions or measures the Proposal would require.

[1] The two letters submitted by the Proponent are identical, except that the first letter incorrectly states that the proposal was submitted to General Dynamics by William Steiner.

In addition to the possible interpretations discussed in our letter, the Proposal could be interpreted to mean that shares of General Dynamics common stock owned by "management and/or the board" may not be considered and counted in connection with the right to call a special meeting, meaning that members of management and the board of directors could not, in their capacities as stockholders, call a special meeting. Thus, the Proponent's language would serve to confuse stockholders as to whether there would be disparate treatment among director and management stockholders and all other stockholders. This possible interpretation of the Proposal is yet another reason why the Proposal is excludable under Rule 14a-8(i)(3).

The staff recently considered the excludability of the Proposal in connection with the Proponent's submission of the exact same proposal (as proxy for a nominal shareholder) to another company and concluded that the Proposal is excludable under Rule 14a-8(i)(3) as "vague and indefinite." See *International Business Machines Corporation* (January 26, 2009) ("IBM"). Accordingly, as in IBM, the Proposal is excludable under Rule 14a-8(i)(3).

In addition, as set forth in our prior letter, the Proposal is excludable under Rules 14a-8(i)(2), (i)(6) and (i)(10).

For these reasons, we renew our request that the staff concur in our view or, alternatively, confirm that the staff will not recommend any enforcement action to the Commission if General Dynamics excludes the Proposal from its 2009 proxy materials.

Sincerely,

Alan L. Dye

cc: David A. Savner
General Dynamics Corporation
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

January 8, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 General Dynamics (GD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This responds to the company December 19, 2008 no action request regarding this rule 14a-8 proposal with the following text:

[GD: Rule 14a-8 Proposal, October 29, 2008]
3 – Special Shareowner Meetings
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of John Chevedden
Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

The company misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(2) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of shareholder proposals concerning the board of directors is directed to the members of the board in their capacity as individual shareholders.

Thus the established-topic 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same concept in the company no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is calling for the board to only act in the capacity of individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

The following resolved text, which was excluded in 2008 at some companies, received 39% to 48% support at five major companies in 2008:
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%

CVS Caremark (CVS) 48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(2) objection and hence gratuitous.

The principle focus of the company (i)(3) objection reverts back to its (i)(2) objection and appears to be dependent on unqualified acceptance of its (i)(2) objection and is hence gratuitous.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in its proposed ostensible right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (746 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 746 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced.

The company has already volunteered that it will facilitate the revocation of shareholders' requests for a special meeting and the company has not clarified whether it will have the power to lobby shareholders to revoke their request for a special meeting.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
David A. Savner <dsavner@generaldynamics.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 5, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 General Dynamics (GD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This is the first response to the company December 19, 2008 no action request regarding this rule 14a-8 proposal by William Steiner with the following text:

[GD: Rule 14a-8 Proposal, October 29, 2008]
3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of John Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

This rule 14a-8 proposal does not seek to place limits on management and/or the board when members of the management and/or the board act exclusively in the capacity of individual shareholders. For instance this proposal does not seek to compel a member of management and/or the board to vote their shares with or against the proxy position of the entire board on ballot items or to require directors to buy stock.

The proposal is internally consistent. The first sentence of the proposal would empower each shareholder, without exception or exclusion, to be part of 10% of shareholders (acting in the capacity of shareholders only) able to call a special meeting. This sentence does not exclude any shareholder from being part of the 10% of shareholders. The fact that there is no exclusion of even a single shareholder – contradicts the core company "exclusion" argument. The company has not named one shareholder who would be excluded.

The company misinterpretation of the proposal appears to be based on a false premise that the overwhelming purpose of shareholder proposals is to only ask the individual board members to take action on their own and only in their limited capacity as private shareholders. To the contrary most, if not all, rule 14a-8 proposals ask the board to act in its capacity as the board.

The company has not produced evidence of any rule 14a-8 shareholder proposal in which board members were asked to take action on their own and only in their limited capacity as private shareholders. And the company has not produced any evidence of a shareholder proposal with the purpose of restricting rights of the directors when they act as private shareholders. The company apparently drafts its no action request based on a belief that the key to writing a no action request is to produce a number of speculative or highly speculative meanings for the resolved statements of a rule 14a-8 proposals.

The company does not explain why it does not alternatively back up its (i)(2) objection by requesting that the second sentence of the resolved statement be omitted.

The company objection is confused because it creates the false assumption that the resolved statement of shareholder proposals concerning the board of directors is directed to the members of the board in their capacity as individual shareholders.

Thus the 2008 Invacare Corporation proposal in the next paragraph, that was voted at the 2008 Invacare annual meeting (and all similar proposals), could be excluded henceforth using the same concept in the company no action request. Specifically through a claim that the Invacare proposal is in reality asking the board to declassify the board and yet it is limiting this request and calling for the board to only act in the capacity of individual shareholders to declassify the board (and individual shareholders have no power to declassify the board).

"BE IT RESOLVED, that the stockholders of Invacare Corporation request that the Board of Directors take the necessary steps to declassify the Board of Directors and establish annual elections of directors, whereby directors would be elected annually and not by classes. This policy would take effect immediately, and be applicable to the re-election of any incumbent director whose term, under the current classified system, subsequently expires."

The following resolved text, which was excluded in 2008 at some companies, received 39% to 48% support at five major companies in 2008:
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Apparently 39% to 48% of the shareholders (based on yes and no votes) at these companies were not confused on the immediately above text on this topic:

Home Depot (HD)	39%
Sprint Nextel (S)	40%
Allstate (ALL)	43%
Bank of America (BAC)	44%

CVS Caremark (CVS) 48%

The above voting results are evidence of the importance of this topic to shareholders and given this level of importance – shareholders should not be denied the opportunity to vote on this topic in 2009.

The company (i)(6) objection appears to be dependent on unqualified acceptance of its (i)(2) objection and hence gratuitous.

The principle focus of the company (i)(3) objection reverts back to its (i)(2) objection and appears to be dependent on unqualified acceptance of its (i)(2) objection and is hence gratuitous.

The company in effect claims that 25% of shareholders is the same as 10% of shareholders in its proposed ostensible right to call a special meeting. Due to the dispersed ownership of the company (please see the attachment), the requirement of 25% of shareholders to call a special meeting essentially prevents a special shareholder meeting from being called.

The dispersed ownership (746 institutions) of the company greatly increases the difficulty of calling a special meeting especially when 25% of this dispersed group of shareholders are required to take the extra effort to support the calling of a special meeting. For many of these shareholders their percentage of the total ownership of the company is small and their ownership of the company is also a small part of their total portfolio.

The company has provided no evidence from any experts that would contradict this. And the company has not provided one example of 25% of shareholders of a company with a dispersed ownership of 746 institutions ever calling a special meeting.

The company has not provided one precedent in which the dispersed ownership issue was introduced.

The company has already volunteered that it will facilitate the revocation of shareholders' requests for a special meeting and the company has not clarified whether it will have the power to lobby shareholders to revoke their request for a special meeting.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
David A. Savner <dsavner@generaldynamics.com>

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

Rule 14a-8(i)(2)
Rule 14a-8(i)(3)
Rule 14a-8(i)(6)
Rule 14a-8(i)(10)

December 19, 2008

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: General Dynamics Corporation – Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

On behalf of General Dynamics Corporation (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission of the Company's intention to exclude from its proxy materials for its 2009 annual meeting of stockholders a stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent"). We also request confirmation that the staff will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2009 proxy materials in reliance on Rules 14a-8(i)(2), (i)(6), (i)(3) and (i)(10).

A copy of the Proposal and the Proponent's supporting statement, together with related correspondence received from the Proponent, are attached as Exhibit 1.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are simultaneously being e-mailed to the Proponent.

The Company currently intends to file definitive copies of the proxy materials with the Commission on or about March 20, 2009.

THE PROPOSAL

The Proposal requests that the Company's stockholders approve the following resolution:

"RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion condition (to the fullest extent permitted by state law) that will apply only to shareowners but not to management and/or the board."

REASONS FOR EXCLUSION

A. <u>Rule 14a-8(i)(2) – The Proposal, if Implemented, Would Cause the Company to Violate State Law</u>

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. The Company is incorporated under the laws of the State of Delaware. As more fully explained in the opinion of Richards, Layton & Finger, P.A., special Delaware counsel to the Company, attached as <u>Exhibit 2</u>, implementation of the Proposal, whether by amendment of the Company's certificate of incorporation or its bylaws, would cause the Company to violate Delaware law.

The Proposal requests that the Company's board of directors amend the Company's bylaws and other appropriate governing documents to give holders of 10% of the Company's common stock the power to call a special meeting of stockholders. The second sentence of the Proposal mandates that "such bylaw and/or charter text" not have any "exception or exclusion condition" that applies only to stockholders but not to the Company's management and/or board of directors. While we believe the second sentence of the Proposal is vague and subject to varying interpretations (as discussed below), it seems to require that any restriction imposed on the power of stockholders to call a special meeting apply equally to the Company's management and/or board of directors. Because the Proposal itself imposes a restriction on the ability of stockholders to call a special meeting by requiring that stockholders requesting a meeting hold at least 10% of the Company's outstanding common stock, the second sentence of the Proposal appears to require that the same restriction apply to the Company's management and/or board of directors. As discussed in the attached opinion of Delaware counsel, imposition of this restriction on the ability of management or the board of directors to call a special meeting of stockholders would violate Section 211(d) of the General Corporation Law of the State of Delaware (the "DGCL"), which provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or the bylaws."

1. Bylaw Amendment

As noted in the attached opinion of Delaware counsel, Section 109 of the DGCL allows a corporation to include in its bylaws any provision relating to the business or affairs of the corporation, so long as the provision is not inconsistent with law or the corporation's certificate of incorporation. Because implementation of the Proposal by adopting a bylaw amendment would violate Delaware law (i.e., Section 211(d) of the DGCL), the Proposal may not be implemented utilizing Section 109.

Moreover, implementation of the Proposal through a bylaw amendment would be inconsistent with Section 141(a) of the DGCL, which provides that the business and affairs of a Delaware corporation are to be managed by the board of directors, except as may be provided in the DGCL or the corporation's certificate of incorporation. As discussed in the opinion of Delaware counsel, a bylaw that governs the board's decision-making *process* may be valid under Section 141(a), but a bylaw that acts to divest the board of *substantive* decision-making power is not valid.[1] Accordingly, the restriction on the ability of a board of directors to call special meetings of stockholders that would be imposed by implementation of the Proposal would go well beyond governing the process through which the board determines whether to call special meetings and would impair the board's substantive ability to exercise its statutorily granted power to call special meetings. Therefore, the Proposal may not be implemented by bylaw amendment. Instead, the restriction would have to be implemented by an amendment to the certificate of incorporation, and then only if the amendment were otherwise permissible under Delaware law.

[1] See *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008). In *CA*, the court considered, at the request of the Commission, whether a proposed bylaw amendment was a proper subject for stockholder action under Delaware law (for purposes of Rule 14a-8(i)(1)), and whether the bylaw amendment, if implemented, would be valid under Delaware law (for purposes of Rule 14a-8(i)(2)). The court held that, while the bylaw amendment was a proper subject for stockholder action, implementation of the bylaw would violate Delaware law because the bylaw would intrude on the directors' power to manage the business and affairs of the corporation under §141(a) of the DGCL.

2. Amendment of Certificate of Incorporation

Section 102(b)(1) of the DGCL provides that the powers of the corporation, directors and stockholders may be created, defined, limited or regulated by the certificate of incorporation, except where any such provision is contrary to the laws of Delaware. Accordingly, a company's certificate of incorporation may limit director powers, but not in a way that is inconsistent with Delaware law. As the opinion of Delaware counsel explains, Delaware courts have held that "core" director duties may not be modified or limited through the certificate of incorporation. These "core" duties include those duties vested in the board by Delaware law that involve the board's discharge of its fiduciary duties.

As explained in the opinion of Delaware counsel, the proper discharge of the fiduciary duties of a corporation's board of directors may require the board to call a special meeting of stockholders at any time, for any reason. For these reasons, the power of the board of directors to call a special meeting of stockholders, which is expressly provided for in Section 211(d) of the DGCL, constitutes a "core" duty that may not be substantively limited or modified by the certificate of incorporation. Because the Proposal seeks to limit the ability of the Company's board of directors to perform this core duty and may impede the board in discharging is fiduciary duties, the Proposal may not be implemented by charter amendment under Section 102(b)(1), and, in the opinion of Delaware counsel, the adoption of the Proposal as an amendment to the Company's certificate of incorporation would violate Delaware law.

In addition, as noted in the attached opinion of Delaware counsel,

> the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law. On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., the language directs that the requested bylaw or other amendment not contain any exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board" (i.e., it does not say that any exception or exclusion conditions as to the board which are included shall be valid only to the extent applicable law permits), and were it to do so the entire second sentence of the Proposal would be a nullity because Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations). Thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

For these reasons, the Proposal may be excluded from the Company's proxy materials pursuant to Rule 14a-8(i)(2).

B. Rule 14a-8(i)(6) – The Company's Board of Directors Lacks the Power to Implement the Proposal

Rule 14a-8(i)(6) allows a company to exclude a proposal if the company would lack the power or authority to implement the proposal. On numerous occasions, the staff has permitted the exclusion of a proposal under Rule 14a-8(i)(6) where the proposal seeks action that is contrary to state law. See *Schering-Plough Corp.* (March 27, 2008) (permitting exclusion of proposal that would violate New Jersey law) and *AT&T, Inc.* (February 19, 2008) (permitting exclusion of proposal that would violate Delaware law). As discussed above and in the attached opinion of Delaware counsel, the Proposal requests that the Company's board of directors take action that is beyond its power under Delaware law. Accordingly, the Company lacks the power to implement the Proposal, and the Proposal may be excluded from the Company's proxy materials under Rule 14a-8(i)(6).

C. Rule 14a-8(i)(3) – The Proposal is Vague and Indefinite and, Consequently, Materially False and Misleading, and the Proposal Contains Materially False and Misleading Statements

The Proposal is Vague and Indefinite

Rule 14a-8(i)(3) permits exclusion of a stockholder proposal and supporting statement if either is contrary to the Commission's proxy rules. One of the Commission's proxy rules, Rule 14a-9, prohibits the making of false or misleading statements in proxy materials. The staff has indicated that a proposal is misleading, and therefore excludible under Rule 14a-8(i)(3), if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See *Staff Legal Bulletin No. 14B* (September 15, 2004) ("*SLB No. 14B*").

The staff has regularly permitted exclusion of a proposal where the actions taken by the company to implement the proposal could differ significantly from the actions envisioned by the stockholders voting on the proposal. See, e.g., *Fuqua Industries, Inc.* (March 12, 1991). The staff previously has permitted exclusion on this basis of proposals seeking to allow stockholders to call a special meeting. For example, in *Time Warner Inc.* (Jan. 31, 2008), the staff agreed that a proposal seeking "no restriction" on the right to call a special meeting "compared to the standard allowed by applicable law" was vague and misleading where it could not be inferred whether the proposal was intended to eliminate restrictions on (i) required minimum stock holdings for a stockholder to call a special meeting, (ii) subjects to be brought before a special meeting or (iii) the frequency with which special meetings may be called. In this case, the Proposal states that the bylaw or charter provision implementing the Proposal may "not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board." As was the case in *Time Warner*, the Proponent offers no guidance regarding what is meant by "exception or exclusion conditions." This phrase could be interpreted to mean that the requested bylaw or charter amendment may not limit the subject matter of proposals that a stockholder may seek to bring before a special meeting if directors are not similarly limited, or it could be interpreted to mean that stockholders may not be subject to procedural restrictions on the calling or conduct of a special meeting (such as minimum notice to the Company, disclosure of information about the proposal or the proponent, attendance at the meeting, or limitations on the time permitted for presenting the stockholder's business) if those restrictions are not also applicable to management or the board of directors. In addition, as discussed above, the language could be interpreted to require that the restriction on calling a special meeting of stockholders contained in the Proposal itself – ownership of 10% of the Company's outstanding common stock – be applied to management and the board of directors.

As these different interpretations make clear, the Proposal contains vague and misleading terms that likely would result in any actions taken by the Company to implement the Proposal differing significantly from the actions envisioned by the stockholders in deciding whether or not to approve the Proposal. Where actions taken by a company to implement a proposal could differ significantly from the actions envisioned by stockholders voting on the proposal, the proposal is false and misleading and may be excluded under Rule 14a-8(i)(3). See, e.g., *Safeway Inc.* (February 14, 2007) (allowing exclusion of proposal seeking a stockholder advisory vote on executive compensation as described in the board's compensation committee report, where vote would not have the desired effect of influencing pay practices); *Sara Lee Corp.* (September 11, 2006) (same). For these reasons, the Proposal is vague and indefinite, and thus materially false and misleading in violation of Rule 14a-9 and may be excluded under Rule 14a-8(i)(3).

D. <u>Rule 14a-8(i)(10) – The Proposal Has Been Substantially Implemented by the Company</u>

Rule 14a-8(i)(10) allows a company to exclude a stockholder proposal if the company has substantially implemented the proposal. The staff has noted that exclusion under Rule 14a-8(i)(10) will be permitted where the company's policies, practices and procedures compare favorably with the guidelines of the proposal. *Texaco, Inc.* (March 28, 1991). This standard has consistently led the staff to agree that, in order for a proposal to be "substantially implemented," a company must have implemented only the essential objectives of the proposal, and need not have implemented each and every aspect of the proposal. See, e.g., *Sun Microsystems, Inc.* (August 28, 2008); *ConAgra Foods* (July 3, 2006).

The Proposal seeks to allow holders of 10% of the Company's outstanding common stock to call a special meeting of stockholders. Currently, neither the Company's bylaws nor its certificate of incorporation provides for the right of any stockholder to call a special meeting of stockholders. The Company's board of directors, however, is expected to approve, at its February 2009 meeting, an amendment to the Company's bylaws to permit stockholders to call a special meeting of stockholders in substantially the form attached as Exhibit 3. This bylaw amendment generally would require the Company's board of directors to call a special meeting of stockholders upon the request of either a single stockholder holding at least 10%, or one or more stockholders holding at least 25%, of the combined voting power of the Company's then-outstanding shares of capital stock. The Company's board of directors would have the discretion to determine whether to proceed with the special meeting if some requesting stockholders revoked their request for the meeting, and the remaining stockholders held less than 25% of the outstanding capital stock. Although the Proposal and the Company's proposed bylaw amendment differ regarding the minimum ownership required for a group of stockholders to be able to call a special meeting of stockholders, the proposed bylaw amendment substantially implements the Proposal because it addresses the essential objectives of the Proposal (i.e., the ability of stockholders to call a special meeting).

The staff has routinely permitted companies to exclude a proposal where the company's actions address the underlying objectives of the proposal, even though the exact proposal is not implemented. For example, the staff recently permitted a company to exclude a proposal seeking to permit stockholders to call a special meeting of stockholders, with no restrictions, where the company had amended its bylaws to allow holders of at least 25% of the company's outstanding stock to call a special meeting of stockholders. See *Borders Group, Inc.* (March 11, 2008). In that case the staff concurred in the company's view that the proposal had been substantially implemented, notwithstanding that the bylaw adopted by the company contained a restriction on the ability of stockholders to call a special meeting (i.e., a minimum stock ownership level). Similarly, in *Johnson & Johnson* (February 19, 2008), the staff allowed the company to exclude a proposal that sought to give holders of a "reasonable percentage" of the company's stock the power to call a special meeting, where the company proposed to adopt a bylaw amendment that would give holders of 25% of the company's outstanding stock the power to call a special meeting. As in *Borders* and *Johnson & Johnson*, while the Company's proposed bylaw amendment differs somewhat from the Proposal, the fact remains that the Company's proposed bylaw addresses the essential objectives of the Proposal.

Although the Company's board of directors has not yet adopted the proposed bylaw amendment, the staff previously has permitted companies to exclude proposals in reliance on Rule

14a-8(i)(10) where the company represents to the staff that its board of directors is expected to take action that would substantially implement the proposal. See, e.g., *H.J. Heinz Company* (May 20, 2008) (proposal seeking adoption of a simple majority vote excludable where the company's board of directors was expected to adopt implementing amendments to the company's charter and bylaws and submit the changes to the company's stockholders at the next annual meeting) and *Johnson & Johnson* (February 19, 2008) (proposal seeking amendment of the company's bylaws and any other appropriate governing documents to give holders of a "reasonable percentage" of the company's stock the power to call a special meeting was excludable where the company's board of directors was expected to adopt implementing bylaw amendments). The Company has authorized us to represent to the staff that the Company undertakes to notify the staff supplementally of the board's action on the proposed amendment to the Company's bylaws.

For the foregoing reasons, we believe the Company's proposed bylaw amendment substantially implements the Proposal and thus may be excluded under Rule 14a-8(i)(10).

Conclusion

For the reasons set forth above, it is our view that the Company may exclude the Proposal from its proxy materials pursuant to Rules 14a-8 (i)(2), (i)(6), (i)(3) and (i)(10). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal.

When a written response to this letter becomes available, please fax the letter to me at (202) 637-5910. Should the staff have any questions in the meantime, please feel free to call me at (202) 637-5737.

Sincerely,

Alan L. Dye

cc: David A. Savner
General Dynamics Corporation

John Chevedden

Enclosures

Exhibit 1

Copy of the Proposal and Correspondence

JOHN CHEVEDDEN

[redacted]

Mr. Nicholas Chabraja
Chairman, CEO
General Dynamics (GD)
2941 Fairview Park Dr Ste 100
Falls Church, VA 22042
PH: [redacted]
FX: [redacted]

Rule 14a-8 Proposal

Dear Mr. Chabraja,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to ***FISMA & OMB MEMORANDUM M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

John Chevedden

October 29, 2008
Date

cc: David A. Savner [redacted]
Corporate Secretary
PH: [redacted]
FX: [redacted]
Julie Aslaksen [redacted]
Counsel
PH: [redacted]

[GD: Rule 14a-8 Proposal, October 29, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of John Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic also won impressive support (based on 2008 yes and no votes) at the following companies:

Occidental Petroleum (OXY)	66%	Emil Rossi (Sponsor)
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company:
  - "D" in Overall Board Effectiveness.
  - "High Governance Risk Assessment."
  - "Very High Concern" in executive pay – $63 million for Nicholas Chabraja.
- Nicholas Chabraja even received pay for his contributions to a savings plan, club memberships, financial planning, tax reimbursements and life insurance.
- We had no shareholder right to:
  - Call a special meeting.
  - Cumulative voting.
  - Independent Chairman.
  - Lead Director.
- Two directors had 17 or 21-years tenure (independence concerns) and served on our executive pay committee:
  - James Crown
  - Charles Goodman
- Two directors were designated as "Accelerated Vesting" directors by The Corporate Library due to involvement with speeding up stock option vesting in order to avoid recognizing the related cost:
  - James Crown
  - Christopher Reyes

• James Crown also served on our key audit, executive pay and nomination committees.
• Our directors also served on boards rated "D" by The Corporate Library:

Nicholas Chabraja	Northern Trust (NTRS)
Carl Mundy	Schering-Plough (SGP)
John Keane	MetLife (MET)
James Crown	JPMorgan (JPM)

• These directors held 3-seats on our key audit committee.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUM M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

Neal Wheeler/CORP/GDYN
11/03/2008 06:03 PM

To ***FISMA & OMB MEMORANDUM M-07-16***
cc
bcc Neal Wheeler/CORP/GDYN
Subject Letter to General Dynamics

Mr. Chevedden - Please see the attached regarding the recent letter you sent to General Dynamics.

Thank you,

L. Neal Wheeler
Senior Counsel, Corporate and Securities
General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042
Ph: [redacted]
Fax: [redacted]
[redacted]

Chevedden Letter 11032008.pdf

GENERAL DYNAMICS

Neal Wheeler
Senior Counsel,
Corporate and Securities

November 3, 2008

Via Facsimile, Overnight Mail and Email ***FISMA & OMB MEMORANDUM M-07-16***

John Chevedden

FISMA & OMB MEMORANDUM M-07-16

Dear Mr. Chevedden:

We are in receipt of your letter dated October 29, 2008 and the attached shareholder proposal (the "Proposal"). Your letter and the Proposal were received in our offices on October 29, 2008.

Your letter indicates that you are the beneficial owner of shares of the common stock of General Dynamics Corporation, and that you have held those shares continuously for more than one year prior to the date of submission of the Proposal.

As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. In accordance with Rule 14a-8(f), we hereby notify you of your failure to comply with this eligibility and procedural requirement of Rule 14a-8. To comply with the requirement, please provide proof of your beneficial ownership of General Dynamics' common stock within 14 calendar days after receipt of this notice by either:

1. providing a written statement from the record holder of the securities (usually a broker or bank) verifying that, on October 29, 2008, when you submitted the Proposal, you had continuously held, for at least one year, the requisite number or value of shares of General Dynamics' common stock; or

2. providing a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or any amendments to those documents or updated forms, reflecting your ownership of the requisite number or value of shares of General Dynamics' common stock as of or before the date on which the one-year eligibility period begins, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

2941 Fairview Park Drive
Falls Church, VA 22042-4513
Tel [redacted]
Fax [redacted]
[redacted]

John Chevedden
November 3, 2008

Kindly provide the requested information to me at the following address or fax number:

Neal Wheeler
Senior Counsel, Corporate & Securities
General Dynamics Corporation
2941 Fairview Park Dr., Suite 100
Falls Church, Virginia 22042
Fax [redacted]

In accordance with SEC Staff Legal Bulletins No. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

Please do not hesitate to call me at [redacted] if you have any questions.

Sincerely,

Neal Wheeler

L. Neal Wheeler

Enclosures

cc: Julie P. Aslaksen

with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

NOTE 1 TO §240.14a-7 Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

NOTE 2 TO §240.14a-7 2. When providing the information required by §240.14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with §240.14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

[57 FR 48292, Oct. 22, 1992, as amended at 59 FR 63684, Dec. 8, 1994; 61 FR 24657, May 15, 1996; 65 FR 65750, Nov. 2, 2000; 72 FR 4167, Jan. 29, 2007; 72 FR 42238, Aug. 1, 2007]

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its

most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly

upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008]

§ 240.14a-9 False or misleading statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

NOTE: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

Fidelity INVESTMENTS

November 6, 2008

John Chevedden
Fax: [redacted]

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his position in several securities held through Fidelity Investments. Please accept this letter as confirmation that John Chevedden has continuously held no less than 100.000 shares of the following securities since July 1, 2006:

- General Dynamics Cp. (GD)
- Lockheed Martin Cp. (LMT)
- Edison International (EIX)

I hope this information is helpful. If you have any questions or need additional information, please call 1-800-544-4442. Your Premium team is available to assist you from 8:00 a.m. to 9:00 p.m. Eastern time, Monday through Friday.

Sincerely,

Rich Williams

Rich Williams
Senior Premium Services Specialist

Our file: W013808-05NOV08

Post-it® Fax Note 7671	Date 11-6-08 # of pages▶
To Neal Wheeler	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # [redacted]
Fax # [redacted]	Fax #

Julie Aslaksen/CORP/GDYN
12/10/2008 05:05 PM

To ***FISMA & OMB MEMORANDUM M-07-16***
cc
bcc
Subject General Dynamics Shareholder Proposal

Mr. Chevedden:

I would like to schedule a call with you to discuss your special shareholder meeting proposal and a proposed amendment to the General Dynamics Corporation bylaws with respect to shareholders right to call a special meeting.

I am generally available tomorrow. Please let me know if there is a time that works for you.

Regards,

Julie Aslaksen

Julie P. Aslaksen
Assistant General Counsel,
Corporate Affairs & Governance
and Assistant Secretary
General Dynamics Corporation
2941 Fairview Park Drive
Falls Church, Virginia 22042
PH: [redacted]
Fax: [redacted]
Email: [redacted]

Julie Aslaksen/CORP/GDYN
12/11/2008 10:08 AM

To ***FISMA & OMB MEMORANDUM M-07-16***
cc
bcc
Subject Re: General Dynamics Shareholder Proposal (GD)

Mr. Chevedden:

Lets plan on 1pm EST/10am PST. I will plan to call you at [redacted]

Regards,

Julie Aslaksen

Julie P. Aslaksen
Assistant General Counsel,
Corporate Affairs & Governance
and Assistant Secretary
General Dynamics Corporation
2941 Fairview Park Drive
Falls Church, Virginia 22042
PH: [redacted]
Fax: [redacted]
Email: [redacted]



FISMA & OMB MEMORANDUM M-07-16
12/11/2008 02:26 AM

To Julie Aslaksen [redacted]
cc
Subject General Dynamics Shareholder Proposal (GD)

Ms. Aslaksen, I can speak to one person tomorrow almost any time and between 9 am an 11 am PST would be best.
Sincerely,
John Chevedden

Exhibit 2

Opinion of
Richards, Layton & Finger, P.A.

RICHARDS
LAYTON &
FINGER

December 19, 2008

General Dynamics Corporation
2941 Fairview Park Drive, Suite 100
Falls Church, Virginia 22042-4513

Re: Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

We have acted as special Delaware counsel to General Dynamics Corporation, a Delaware corporation (the "Company"), in connection with a proposal (the "Proposal") submitted by John Chevedden (the "Proponent") that the Proponent intends to present at the Company's 2009 annual meeting of stockholders (the "Annual Meeting"). In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

For the purpose of rendering our opinion as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on October 6, 2004 (the "Certificate of Incorporation");

(ii) the Amended and Restated Bylaws of the Company, as amended effective December 6, 2006 (the "Bylaws"); and

(iii) the Proposal and the supporting statement thereto.

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, except as set forth in this opinion, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

The Proposal

The Proposal reads as follows:

> RESOLVED: Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Discussion

You have asked our opinion as to whether implementation of the Proposal would violate Delaware law. For the reasons set forth below, in our opinion, implementation of the Proposal by the Company would violate the General Corporation Law.

The first sentence of the Proposal requests that the Board of Directors of the Company (the "Board") "take the steps necessary" to amend the Bylaws and/or Certificate of Incorporation to provide the holders of 10% of the Company's outstanding common stock with the power to call special meetings of stockholders. The second sentence of the Proposal provides that any "exception or exclusion conditions" applying to the stockholders' power to call a special meeting must also be applied to the Company's "management" or its Board. One "exception or exclusion condition" imposed on the stockholders' power to call special meetings under the Proposal is their holding 10% or more of the Company's outstanding common stock. As applied equally to the Board pursuant to the language of the Proposal, this condition would require the directors to hold at least 10% of the Company's outstanding common stock to call a special meeting of stockholders. For purposes of this opinion, we have assumed that the Proposal would be read to have this effect. Notably, the Proposal does not seek to impose a process-oriented limitation on the Board's power to call special meetings (e.g., requiring unanimous Board approval to call special meetings), but instead purports to preclude the Board from calling special meetings unless the directors have satisfied an external condition—namely, the ownership of 10% of the Company's stock—that is unrelated to the process through which the Board makes decisions. As a result of this restriction, for the reasons set forth below, in our opinion, the Proposal, if implemented, would violate the General Corporation Law.

Section 211(d) of the General Corporation Law governs the calling of special meetings of stockholders. That subsection provides: "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 Del. C. § 211(d). Thus, Section 211(d) vests the board of directors with the power to call special meetings, and it gives the corporation the authority, through its certificate of incorporation or bylaws, to give to other parties as well the right to call special meetings. In considering whether implementation of the Proposal would violate the General Corporation Law, the relevant question is whether a provision conditioning the Board's power to call special meetings on the directors' ownership of at least 10% of the outstanding common stock would be valid if included in the Certificate of Incorporation or Bylaws. In our opinion, such a provision, whether included in the Certificate of Incorporation or Bylaws, would be invalid.

A. The Provision Contemplated by the Proposal May Not Be Validly Included in the Bylaws.

Because the Proposal seeks to restrict the Board's power to call special meetings (other than through an ordinary process-oriented bylaw)[1], the Proposal could not be implemented through the Bylaws. The directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the General Corporation Law provides, in relevant part, as follows:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation.

8 Del. C. § 141(a) (emphasis added). Section 141(a) expressly provides that if there is to be any deviation from the general mandate that the board of directors manage the business and affairs of the corporation, such deviation must be provided in the General Corporation Law or the

[1] The Delaware courts have distinguished "process-oriented" bylaws regulating the procedures through which board decisions are made from bylaws that purport to intrude upon the board's substantive decision-making authority. See CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008) (footnotes omitted) ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Examples of the procedural, process-oriented nature of bylaws are found in both the DGCL and the case law. For example, 8 Del. C. § 141(b) authorizes bylaws that fix the number of directors on the board, the number of directors required for a quorum (with certain limitations), and the vote requirements for board action. 8 Del. C. § 141(f) authorizes bylaws that preclude board action without a meeting.").

certificate of incorporation. Id.; see, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for any limitations on the Board's power to call special meetings, and, unlike other provisions of the General Corporation Law that allow the Board's statutory authority to be modified through the bylaws,[2] Section 211(d) does not provide that the board's power to call special meetings may be modified through the bylaws. See 8 Del. C. § 211(d). Moreover, the phrase "except as otherwise provided in this chapter" set forth in Section 141(a) does not include bylaws adopted pursuant to Section 109(b) of the General Corporation Law that could disable the board entirely from exercising its statutory power. In CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 234-35 (Del. 2008), the Court, when attempting to determine "the scope of shareholder action that Section 109(b) permits yet does not improperly intrude upon the directors' power to manage [the] corporation's business and affairs under Section 141(a)," indicated that while reasonable bylaws governing the board's decision-making process are generally valid, those purporting to divest the board entirely of its substantive decision-making power and authority are not. See id. ("It is well-established Delaware law that a proper function of bylaws is not to mandate how the board should decide specific substantive business decisions, but rather, to define the process and procedures by which those decisions are made. . . . Traditionally, the bylaws have been the corporate instrument used to set forth the rules by which the corporate board conducts its business.").

The Court's observations in CA are consistent with the long line of Delaware cases highlighting the distinction implicit in Section 141(a) of the General Corporation Law between the role of stockholders and the role of the board of directors. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984). See also McMullin v. Beran, 765 A.2d 910, 916 (Del. 2000) ("One of the fundamental principles of the Delaware General Corporation Law statute is that the business affairs of a corporation are managed by or under the direction of its board of directors.") (citing 8 Del. C. § 141(a)); Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281, 1291 (Del. 1998) ("One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation.") (footnote omitted). The rationale for these statements is as follows:

> Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation

[2] For example, Section 141(f) authorizes the board to act by unanimous written consent "[u]nless otherwise restricted by the certificate of incorporation or bylaws." See 8 Del. C. § 141(f).

> and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders.

Norte & Co. v. Manor Healthcare Corp., C.A. Nos. 6827, 6831, slip op. at 9 (Del. Ch. Nov. 21, 1985) (citations omitted); see also Paramount Communications Inc. v. Time Inc., C.A. Nos. 10866, 10670, 10935, slip op. at 77-78 (Del. Ch. July 14, 1989), aff'd, 571 A.2d 1140 (Del. 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares.").[3] Because the bylaw contemplated by the Proposal would go well beyond governing the process through which the Board determines whether to call special meetings – in fact, it would potentially have the effect of disabling the Board from exercising its statutorily-granted power to call special meetings – such bylaw would be invalid under the General Corporation Law.

B. The Provision Contemplated by the Proposal May Not Be Validly Included in the Certificate of Incorporation.

Because the Proposal seeks to modify or eliminate a "core" power of the Board, the Proposal may not be implemented through the Certificate of Incorporation. Section 102(b)(1) of the General Corporation Law provides that a certificate of incorporation may contain:

> Any provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of [the State of Delaware].

8 Del. C. § 102(b)(1) (emphasis added). Thus, a corporation's ability to curtail the directors' powers through the certificate of incorporation is not without limitation. Any provision adopted pursuant to Section 102(b)(1) that is otherwise contrary to Delaware law would be invalid. See Lions Gate Entm't Corp. v. Image Entm't Inc., 2006 WL 1668051, at *7 (Del. Ch. June 5, 2006) (footnote omitted) (noting that a charter provision "purport[ing] to give the Image board the power to amend the charter unilaterally without a shareholder vote . . . contravenes Delaware law

[3] But see UniSuper Ltd. v. News Corp., 2005 WL 3529317 (Del. Ch. Dec. 20, 2005). In that case, the Court held that a board of directors could agree, by adopting a board policy and promising not to subsequently revoke the policy, to submit the final decision whether to adopt a stockholder rights plan to a vote of the corporation's stockholders. The board's voluntary agreement to contractually limit its discretion in UniSuper, however, is distinguishable from the instant case. The bylaw contemplated by the Proposal, if adopted by the stockholders and implemented, would potentially result in stockholders divesting the Board of its statutory power to call special meetings.

[i.e., Section 242 of the General Corporation Law] and is invalid."). In Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 118 (Del. 1952), the Court found that a charter provision is "contrary to the laws of [Delaware]" if it transgresses "a statutory enactment or a public policy settled by the common law or implicit in the General Corporation Law itself."

The Court in Loew's Theatres, Inc. v. Commercial Credit Co., 243 A.2d 78, 81 (Del. Ch. 1968), adopted this view, noting that "a charter provision which seeks to waive a statutory right or requirement is unenforceable." More recently, the Court in Jones Apparel Group, Inc. v. Maxwell Shoe Co., 883 A.2d 837 (Del. Ch. 2004), suggested that certain statutory rights involving "core" director duties may not be modified or eliminated through the certificate of incorporation. The Jones Apparel Court observed:

> [Sections] 242(b)(1) and 251 do not contain the magic words ["unless otherwise provided in the certificate of incorporation"] and they deal respectively with the fundamental subjects of certificate amendments and mergers. Can a certificate provision divest a board of its statutory power to approve a merger? Or to approve a certificate of amendment? Without answering those questions, I think it fair to say that those questions inarguably involve far more serious intrusions on core director duties than does [the record date provision at issue]. I also think that the use by our judiciary of a more context- and statute-specific approach to police "horribles" is preferable to a sweeping rule that denudes § 102(b)(1) of its utility and thereby greatly restricts the room for private ordering under the DGCL.

Id. at 852. While the Court in Jones Apparel recognized that certain provisions for the regulation of the internal affairs of the corporation may be made subject to modification or elimination through the private ordering system of the certificate of incorporation and bylaws, it indicated that other powers vested in the board—particularly those touching upon the directors' discharge of their fiduciary duties—are so fundamental to the proper functioning of the corporation that they cannot be so modified or eliminated. Id.

The structure of, and legislative history surrounding, Section 211(d) confirm that the board's statutory power to call special meetings, without limitation or restriction, is a "core" power reserved to the board. Consequently, any provision of the certificate of incorporation purporting to infringe upon that fundamental power (other than an ordinary process-oriented limitation)[4] would be invalid. As noted above, Section 211(d) provides that "[s]pecial meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." Section 211(d) was adopted in 1967 as part of the wholesale revision of the General Corporation Law. In the review of

[4] With respect to process-oriented limitations, See infra, n.1 and surrounding text.

Delaware's corporate law prepared for the committee tasked with submitting the revisions, it was noted, in respect of then-proposed Section 211(d), "[m]any states specify in greater or less detail who may call special stockholder meetings," and it was "suggested that the common understanding be codified by providing that special meetings may be called by the board of directors or by any other person authorized by the by-laws or the certificate of incorporation." Ernest L. Folk, III, Review of the Delaware Corporation Law for the Delaware Corporation Law Revision Committee, at 112 (1968). It was further noted that "it is unnecessary (and for Delaware, undesirable) to vest named officers, or specified percentages of shareholders (usually 10%), with statutory, as distinguished from by-law, authority to call special meetings . . ." Id. The language of the statute, along with the gloss provided by the legislative history, clearly suggests that the power to call special meetings is vested by statute in the board, without limitation, and that other parties may be granted such power through the certificate of incorporation and bylaws. While the certificate of incorporation and/or bylaws may expand the statutory default with regard to the calling of special meetings (i.e., parties in addition to the board of directors may be authorized to call special meetings), the certificate of incorporation and/or bylaws may not limit the express power of the board of directors to call special meetings, except through ordinary process-oriented limitations.

That the board of directors' power to call special meetings must remain unfettered (other than through ordinary process-oriented limitations)[5] is consistent with the most fundamental precept of the General Corporation Law: the board of directors is charged with a fiduciary duty to manage the business and affairs of the corporation. That duty may require the board of directors to call a special meeting at any time (regardless of the directors' ownership of the corporation's then-outstanding stock) to present a significant matter to a vote of the stockholders. Indeed, the Delaware courts have indicated that the calling of special meetings is one of the principal acts falling within the board's duty to manage the business and affairs of the corporation. See Campbell v. Loew's, Inc., 134 A.2d 852, 856 (Del. Ch. 1957) (upholding a bylaw granting the corporation's president (in addition to the board) the power to call special meetings and noting that the grant of such power did "not impinge upon the statutory right and duty of the board to manage the business of the corporation"). "[T]he fiduciary duty of a Delaware director is unremitting," Malone v. Brincat, 722 A.2d 5, 10 (Del. 1998). It does not abate during those times when the directors fail to meet a specified stock-ownership threshold. As the Delaware Supreme Court has stated, "[a] cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson, 473 A.2d at 811. See also Quickturn Design, 721 A.2d at 1291 The provision contemplated by the Proposal would impermissibly infringe upon the Board's fiduciary duties to manage the business and affairs of the Company and would therefore be invalid under the General Corporation Law.

Finally, the "savings clause" that purports to limit the mandates of the Proposal "to the fullest extent permitted by state law" does not resolve this conflict with Delaware law.

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[5] See supra, n. 1.

On its face, such language addresses the extent to which the requested "bylaw and/or charter text will not have any exception or exclusion conditions" (i.e., the language directs that the requested bylaw or other amendment not contain any exception or exclusion conditions not required by state law). The language does not limit the exception and exclusion conditions that would apply "to management and/or the board" (i.e., it does not say that any exception or exclusion conditions as to the board which are included shall be valid only to the extent applicable law permits), and were it to do so the entire second sentence of the Proposal would be a nullity because Section 211(d), read together with Sections 102(b)(1) and 109(b), allows for no limitations on the board's power to call a special meeting (other than ordinary process-oriented limitations).[6] Thus, there is no "extent" to which the restriction on that power contemplated by the Proposal would otherwise be permitted by state law. The "savings clause" would do little more than acknowledge that the Proposal, if implemented, would be invalid under Delaware law.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that the Proposal, if adopted by the stockholders and implemented by the Board, would be invalid under the General Corporation Law.

The foregoing opinion is limited to the General Corporation Law. We have not considered and express no opinion on any other laws or the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the SEC in connection with the matters addressed herein and that you may refer to it in your proxy statement for the Annual Meeting, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

[6] See infra, n. 1.

Exhibit 3

Proposed Bylaw Amendment

AMENDED AND RESTATED BYLAWS

of

GENERAL DYNAMICS CORPORATION

(As amended effective December 6, 2006)

ARTICLE I

OFFICES

SECTION 1. *Registered Office.* The registered office of General Dynamics Corporation (hereinafter called the Corporation) in the State of Delaware shall be at 1209 Orange Street, Wilmington, New Castle County, 19801. The registered agent of the Corporation in Delaware is The Corporation Trust Company.

SECTION 2. *Other Offices.* The Corporation may have such other offices in such places, either within or without the State of Delaware, as the Board of Directors of the Corporation (hereinafter called the Board) may from time to time determine.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1. *Annual Meetings.* The annual meeting of the stockholders of the Corporation for the election of directors and for the transaction of any other proper business shall be held on such date and at such time as shall be designated by resolution of the Board from time to time.

SECTION 2. *Special Meetings.* (a) A special meeting of the stockholders for any purpose or purposes may be called at any time by the Chairman of the Board or by ~~a majority of~~ the ~~directors~~Board, but a special meeting may not be called by any other person or persons. Subject to Section 2(b), a special meeting of stockholders shall be called by the Board upon the receipt by the Secretary of the Corporation of a written request for a special meeting of stockholders (a "Special Meeting Request") by one stockholder of record owning at least ten percent (10%) or one or more stockholders of record of shares representing in the aggregate at least twenty-five percent (25%) in each case of the combined voting power of the then outstanding shares of all classes and series of capital stock of the Corporation entitled to vote on the matter or matters to be brought before the proposed special meeting, voting as a single class. In determining whether Special Meeting Requests have met the requirements of this Section 2, multiple Special Meeting Requests will not be considered together if they relate to different items of business. Additionally, in order to be valid, all Special Meeting Requests must have been dated and delivered to the Secretary within sixty (60) days of the earliest dated Special Meeting Request. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

(b) *Stockholder Requested Special Meetings.* A Special Meeting Request shall be signed by each stockholder, or duly authorized agent, requesting the special meeting and shall set forth: (i) all information relating to each stockholder signing the Special Meeting Request and the beneficial owner, if any, on whose behalf the request is made as is required to be included in a notice delivered to the Corporation pursuant to Section 11(b) of Article II of these Bylaws and (ii) if the purpose of the special meeting includes the appointment or election of one or more directors to the Board, all the information which would be required to include in a notice delivered to the Corporation pursuant to Section 10(a)(ii) of Article II of these Bylaws.

A stockholder may revoke a Special Meeting Request at any time prior to the special meeting; provided however, that if any such revocations are received by the Secretary and, as a result of such revocation, the number of un-revoked Special Meeting Requests no longer represents at least the requisite number of shares entitling the stockholders to request the calling of a special meeting pursuant to Section 2(a), then the Board shall have the discretion to determine whether or not to proceed with the special meeting. If none of the stockholders who submitted the Special Meeting Request appear or send a qualified representative (as defined in Section 10(a)(ii) of Article II of these Bylaws) to present the proposal(s) or business submitted by the stockholders for consideration at the special meeting, such proposal(s) or business shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation or such stockholder(s).

A Special Meeting Request shall not be valid (and the Board shall have no obligation to call a special meeting in respect of such Special Meeting Request) if it relates to an item of business that is not a proper subject for stockholder action under applicable law.

The Board shall determine the place, if any, and fix the date and time, of any stockholder requested special meeting.

SECTION 3. *Place of Meeting.* All meetings of the stockholders shall be held at such place, within or without the State of Delaware, or at no place (but rather by means of remote communication) as shall from time to time be designated by the Board.

SECTION 4. *Notice of Meetings.* Except as otherwise expressly required by statute, the Certificate of Incorporation or these Bylaws, notice of each meeting of the stockholders shall be given to each stockholder entitled to vote at such meeting not less than 10 nor more than 60 days before the date of the meeting, by delivering a written notice thereof to each stockholder

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personally, by a method of electronic transmission consented to by the stockholder to whom the notice is given, or by depositing such notice in the United States mail in a postage prepaid envelope, directed to the stockholder at the stockholder's address as it appears on the records of the Corporation. All notices given by mail, as provided above, shall be deemed to have been given as at the time deposited in the United States mail, and all notices given to stockholders by a form of electronic transmission, as provided above, shall be deemed to have been given when directed to the stockholder. Except as otherwise expressly required by statute, the Certificate of Incorporation or these Bylaws, no publication of any notice of a meeting of the stockholders shall be required. Every notice of a meeting of the stockholders shall state the place (if any), date and hour of the meeting, the means of remote communication (if and to the extent authorized by the Board) by which the stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. When used in these Bylaws, the terms "written" and "in writing" shall include any "electronic transmission," as defined by statute, including without limitation any telegram, cablegram, facsimile transmission or communication by electronic mail.

SECTION 5. *Adjournments.* Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place (if any) thereof, and the means of remote communication (if any) by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

SECTION 6. *Quorum.* At each meeting of the stockholders, except as otherwise expressly required by statute, the Certificate of Incorporation or these Bylaws, the holders of record of a majority of the issued and outstanding shares of stock of the Corporation entitled to be voted at such meeting, present either in person or by proxy, shall constitute a quorum for the transaction of business; provided, however, that in any case where the holders of Preferred Stock or any series thereof are entitled to vote as a class, a quorum of the Common Stock and a quorum of the Preferred Stock or such series thereof shall be separately determined. In the absence of a quorum at any such meeting or any adjournment or adjournments thereof, a majority of the shares present in person or by proxy and entitled to vote at, or the chairman of such meeting, or the secretary of such meeting, may adjourn the meeting from time to time in the manner provided in Section 5 of this Article II until a quorum shall attend; provided, however, that at any such meeting where the holders of Preferred Stock or any series thereof are entitled to vote as a class, if one class or series of stock of the Corporation but not the other has a quorum present, the meeting may proceed with the business to be conducted by the class or series having a quorum present, and may be adjourned from time to time in respect of business to be conducted by the class or series not having a quorum present. The absence from any meeting in person or by proxy of stockholders holding the number of shares of stock of the Corporation entitled to vote thereat required by statute, the Certificate of Incorporation or these Bylaws for action upon any given matter shall not

END